Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated February 9, 2007

Registration No. 333-140537

February 15, 2007

Rite Aid Corporation

$500,000,000 7.500% Senior Secured Notes due 2017

$500,000,000 8.625% Senior Notes due 2015

This Free Writing Prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated February 9, 2007, and the Registration Statement on Form S-3, filed February 9, 2007.  The information in this Free Writing Prospectus supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein.  Capitalized terms used but not defined in this Free Writing Prospectus have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Rite Aid Corporation

Guarantors:	The Senior Secured Notes and the Senior Notes will be guaranteed to the extent set forth in the Preliminary Prospectus Supplement

Principal Amount:	$500,000,000 of 7.500% Senior Secured Notes due 2017 $500,000,000 of 8.625% Senior Notes due 2015

Title of Securities:	7.500% Senior Secured Notes due 2017 8.625% Senior Notes due 2015

Final Maturity Date:	Senior Secured Notes: March 1, 2017 Senior Notes: March 1, 2015

Public Offering Price:	Senior Secured Notes: 100% or $500,000,000 Senior Notes: 100% or $500,000,000

Underwriters’ Discount:	Senior Secured Notes: 2.00% or $10,000,000 Senior Notes: 2.25% or $11,250,000

Net Proceeds to issuer, Before Expenses:	Senior Secured Notes: 98.0% or 490,000,000 Senior Notes: 97.75% or $488,750,000

Net Proceeds to issuer, After Expenses:	Approximately $977.3 million in the aggregate

Use of Proceeds:

The Company intends to use the net proceeds from this offering to redeem its 9.5% Notes, to repay amounts outstanding under its existing senior secured credit facility, and for working capital and other general corporate purposes.

As a result of the increase in the amount of Senior Secured Notes to be sold in this offering, the Company intends to repay an additional $196.8 million of its senior secured credit facility and anticipates that the size of the delayed draw portion of its Tranche 2 Term Loan Facility, expected to be entered into in connection with the proposed acquisition of Jean Coutu USA, will be reduced by a similar amount. We can provide no assurance that we will not alter the financing structure of the proposed acquisition.

Capitalization:

As a result of the increase in the amount of Senior Secured Notes to be sold in this offering, the following line items in the pro forma columns of the Capitalization table in the Preliminary Prospectus Supplement will change to the following amounts:

	Pro Forma As Adjusted for this Offering	Pro Forma As Adjusted for the Proposed Acquisition
	(in thousands)

Existing senior secured credit facility	$396,074	$396,074
7.5% senior secured notes offered hereby due 2017	$500,000	$500,000
Total secured debt	$1,600,459	$3,150,459
Total debt	$3,184,210	$5,641,561
Total capitalization	$4,800,585	$8,339,836

Ranking:

The increase in the amount of Senior Secured Notes to be sold in this offering will result in the following changes to amounts set forth in the Preliminary Prospectus under “Summary—The Offering—Ranking”, “Risk Factors”, “Description of Secured Notes—Ranking” and “Description of Unsecured Notes—Ranking”. The following amounts are as of December 2, 2006 and give effect to this offering and the application of the net proceeds therefrom (but not to the proposed acquisition or the financing thereof):

•  the total outstanding debt of the Company and the Rite Aid Subsidiary Guarantors (including current maturities and capital lease obligations, but excluding unused commitments, undrawn letters of credit and off balance sheet obligations under its accounts receivable securitization program) would be approximately $3.2 billion;

•  the total outstanding debt of the Company and the Rite Aid Subsidiary Guarantors that would be senior to the guarantees of the Senior Secured Notes by the Rite Aid Subsidiary Guarantors and have the benefit of first priority liens on the Rite Aid Collateral would be approximately $541.1 million (not including $117.1 million of outstanding letters of credit); and

•  the total outstanding debt of the Company and the Rite Aid Subsidiary Guarantors that would have the benefit of pari passu subordinated guarantees from the Rite Aid Subsidiary Guarantors of the Senior Secured Notes and share pari passu, subject to permitted liens, second priority liens on the Rite Aid Collateral would be approximately $1.06 billion (including the Senior Secured Notes).

Pro Formas:

As a result of the increase in the amount of Senior Secured Notes to be sold in the offering, the increase in the amount of our existing senior secured credit facility to be repaid from the proceeds of the offering and the interest rates on the Senior Secured Notes and Senior Notes, the following line items in the pro forma financial statements in the Preliminary Prospectus Supplement will change to the following amounts:

	For the 53 Weeks Ended March 4, 2006		For the 39 Weeks ended December 2, 2006
	Pro Forma for this Offering	Pro Forma for the Proposed Acquisition	Pro Forma for this Offering	Pro Forma for the Proposed Acquisition
	(in millions)
Interest expense	$285.0	$493.8	$212.8	$369.2
Income (loss) before income taxes	$35.3	$(132.0)	$6.3	$(143.0)
Income tax (benefit) expense	$(1,233.8)	$(1,296.8)	$(1.8)	$(57.7)
Net income (loss)	$1,269.1	$1,164.8	$8.1	$(85.3)

Coupon:	Senior Secured Notes: 7.500% Senior Notes: 8.625%

Interest Payment Dates:	March 1 and September 1

Record Dates for Interest Payments:	February 15 and August 15

First Interest Payment Date:	September 1, 2007

Optional Redemption:

At any time prior to March 1, 2012, the Issuer may redeem all or part of the Senior Secured Notes, and at any time prior to March 1, 2011, the Issuer may redeem all or part of the Senior Notes, in each case upon not less than 30 nor more than 60 days’ prior notice, at a price equal to 100% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date and a “make-whole premium.”

Beginning on March 1, 2012, the Issuer may redeem all or part of the Senior Secured Notes, upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning March 1, of the years indicated below:

Year	RedemptionPrice
2012	103.750%
2013	102.500%
2014	101.250%
2015 and thereafter	100.000%

Beginning on March 1, 2011, the Issuer may redeem all or part of the Senior Notes, upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning March 1, of the years indicated below:

Year	Redemption Price
2011	104.313%
2012	102.156%
2013 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time and from time to time on or prior to March 1, 2010, the Issuer may redeem up to 35% of the original aggregate principal amount of the Senior Secured Notes and the Senior Notes, respectively, with the net cash proceeds of one or more equity offerings, at a redemption price equal to 107.500% and 108.625%, respectively, of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the applicable series of Notes remains issued and outstanding.

Trade Date:	February 15, 2007

Settlement Date:	February 21, 2007

Form of Offering:	SEC Registered (Registration Statement No: 333-140537)

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	Wachovia Capital Markets, LLC and Barclays Capital Inc.

Allocation:	Aggregate Principal Amount of Senior Secured Notes to be Purchased	Aggregate Principal Amount of Senior Notes to be Purchased
Citigroup Global Markets Inc.	$446,470,588.24	$446,470,588.24
Wachovia Capital Markets, LLC	50,000,000.00	50,000,000.00
Barclays Capital Inc.	3,529,411.76	3,529,411.76
	$500,000,000.00	$500,000,000.00

Cusip:	Senior Secured Notes: 767754BL7 Senior Notes: 767754BM5

ISIN:	Senior Secured Notes: US767754BL71 Senior Notes: US767754BM54

Listing:	None

Additional Information

Green Equity Investors III, L.P. (“Green”), the sole holder of the Company’s 7% Series G Cumulative Convertible Preferred Stock and 6% Series H Cumulative Convertible Preferred Stock, has advised the Company that it  is considering exercising  its registration rights following this offering.  Holders of the Preferred Stock, voting together as a single class, have the right to elect one director to the Company’s Board of Directors (the “Preferred Stock Director”).  If Green were to exercise its registration rights and subsequently sell some or all of such Preferred Stock, Green may no longer control the election of the Preferred Stock Director.  We do not know if or when Green will exercise its registration rights and sell Preferred Stock or whether any such sales will result in Green no longer being in a position to control the election of the Preferred Stock Director.

The Company has previously disclosed that stock options and restricted stock held by certain executive officers under the Supplemental Executive Retirement Plan (the “Plan”) will vest upon completion of the proposed acquisition.  In addition to the officers disclosed in the preliminary prospectus supplement, upon the closing of the proposed acquisition, 297,393 options  and 399,288 shares of restricted stock held under the Plan by an additional officer will vest.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-831-9146.